SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

NOVARAY MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Vision Capital Advisors, LLC
20 West 55th Street, 5th Floor
New York, NY 10019
Attention: James Murray

Tel:  212.849.8237
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 29,460,053 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 29,460,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,460,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.7%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 29,460,053 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 29,460,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,460,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.7%

14	TYPE OF REPORTING PERSON
IA

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See Item 5

14	TYPE OF REPORTING PERSON
CO

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See Item 5

14	TYPE OF REPORTING PERSON
PN

CUSIP No.:  N/A

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - See Item 5 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See Item 5

14	TYPE OF REPORTING PERSON
OO

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of NovaRay Medical, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 3 supplements Items 3, 4 and 7 and amends and restates in its entirety Item 5, of the Schedule 13D (as amended) previously filed on March 29, 2010 (“Original Schedule 13D”).  Additionally, all prior references to the initial exercise price of the Common Stock Warrant in each of the Original Schedule 13D, Amendment No. 1 to the Original Schedule 13D (filed on April 23, 2010) and Amendment No. 2 to the Original Schedule 13D (filed on May 10, 2010) are hereby corrected to read $1.50 per share (such amount had been incorrectly reported as $0.15 per share).

ITEM 3.	Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Amendment No. 3 were from working capital of the Master Fund, and the amount of funds totaled $400,000.

ITEM 4.	Purpose of Transaction.

Amendment to Note and Warrant Purchase Agreement; June 16, 2010 Draw Down

On June 16, 2010, the Issuer and the Master Fund entered into Amendment No. 3 (the “Amendment”) to the Note and Warrant Purchase Agreement, dated as of March 11, 2010 (as amended, the “Purchase Agreement”), which increased the size of the line of credit offered by the Master Fund to the Issuer by $1,000,000 and changed the Maturity Date of any newly issued Notes from June 30, 2010 to August 31, 2010.  Pursuant to the terms of the Purchase Agreement, on June 16, 2010, the Issuer drew down $400,000 (of the additional $1,000,000) from the line of credit.  In connection with this draw down, the Issuer executed and delivered to the Master Fund (a) a Series A-1 10% Senior Secured Convertible Note in the aggregate principal amount of $400,000 (the “Note”) (secured by all of the assets of the Issuer), and (b) a Common Stock Warrant to purchase an aggregate of 266,666 shares of Common Stock (“Common Stock Warrant”).  The Note is mandatorily convertible into the same type or package of securities of the Issuer issued or issuable by the Issuer in a “Qualified Financing” upon the occurrence of such Qualified Financing.  A “Qualified Financing” shall occur when a sale by the Issuer of shares of equity to one or more purchasers generates not less than gross proceeds to the Issuer of $5,000,000.  The Common Stock Warrant expires on March 31, 2015 and is exercisable into shares of Common Stock at any time at the option of the Master Fund at an initial exercise price of $1.50 per share; provided that the Common Stock Warrant cannot be exercised to the extent that after giving effect thereto the beneficial ownership of the Master Fund, VCAF and their affiliates would exceed the Beneficial Ownership Limitation of the then issued and outstanding shares of Common Stock (which restriction can be lifted upon 61 days notice).

Amendment No. 1 and Amendment No. 2 to the Purchase Agreement pertained to the Series A-2 Note, which is not held by the Reporting Persons.  Amendment No. 1 dated March 29, 2010 increased the size of the A-2 Line of Credit from $208,000 to $350,000.  Amendment No. 2 dated April 20, 2010 changed the schedule of draw down dates and amounts related to the Series A-2 Note.

Omnibus Amendment to Notes

On June 16, 2010, pursuant to the terms of the Omnibus Amendment to the Series A-1 Senior Secured 10% Convertible Notes and the Series A-2 Senior Secured 10% Note, the Issuer, the Master Fund and the other holders of Notes issued pursuant to the Purchase Agreement agreed to extend the expiration date of all of the Notes previously issued from June 30, 2010 to August 31, 2010.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of June 16, 2010, the Master Fund and VCAF, collectively, had the ability to acquire 29,460,053 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially owned 29,460,053 shares of Common Stock, representing 75.7% of all of the Issuer’s outstanding Common Stock.  The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 9,445,613 shares of Common Stock outstanding as of March 20, 2010, as reported on the Issuer’s Form 10-K filed on March 31, 2010.

(b)           As of June 16, 2010, the Reporting Persons had shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 29,460,053 shares of Common Stock reported herein.

(c)           Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of Amendment No. 2 to the Original Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

9.	Amendment No. 3 to the Note and Warrant Purchase Agreement by and among NovaRay Medical, Inc. and the Purchasers (as defined therein), dated as of June 16, 2010

10.	Omnibus Amendment to the Series A-1 Senior Secured 10% Convertible Notes and the Series A-2 Senior Secured 10% Note, dated as of June 16, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2010

ADAM BENOWITZ VISION CAPITAL ADVISORS, LLC VISION OPPORTUNITY MASTER FUND, LTD. VISION CAPITAL ADVANTAGE FUND, L.P. VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

EXHIBIT INDEX

Exhibit No.	Document

9.	Amendment No. 3 to the Note and Warrant Purchase Agreement by and among NovaRay Medical, Inc. and the Purchasers (as defined therein), dated as of June 16, 2010

10.	Omnibus Amendment to the Series A-1 Senior Secured 10% Convertible Notes and the Series A-2 Senior Secured 10% Note, dated as of June 16, 2010